Exhibit 99.4

Engine Gaming & Media Extends Expiring Convertible Debentures

NEW YORK, NY / ACCESSWIRE / September 22, 2022 / Engine Gaming and Media, Inc. (“Engine” or the “Company”) (NASDAQ:GAME) (TSX-V:GAME), a data-driven, gaming, media and influencer marketing platform company, today announced that is has extended convertible debentures that were due to expire in October and November 2022 with an aggregate principal amount of US$1,250,000. The original convertible debentures had an annual interest rate of 10% per annum and a conversion price of US$8.90 per share.

In place of the expiring convertible debentures, the Company has issued a new convertible debenture with an aggregate principal amount of US$1,250,000 which expires on August 31, 2025, carries an annual interest rate of 7% per annum and is convertible into common shares of the Company at a conversion price of US$1.10 per share.

Each of the expiring convertible debentures and the replacement convertible debenture is beneficially held by a director of the Company. The participation of a director in the amendment of the convertible debentures constitutes a “related party transaction” as such term is defined by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is relying on an exemption from the formal valuation requirements and the minority shareholder approval requirements under MI 61-101 as the fair market value of the amendment of the convertible debentures does not exceed 25% of the market capitalization of the Company.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ:GAME) (TSX-V:GAME) provides unparalleled live streaming data and social analytics, influencer relationship management and monetization, and programmatic advertising to support the world’s largest video gaming companies, brand marketers, ecommerce companies, media publishers and agencies to drive new streams of revenue. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; and Frankly Media, a digital publishing platform used to create, distribute, and monetize content across all digital channels. Engine generates revenue through a combination of software-as-a-service subscription fees, managed services, and programmatic advertising. For more information, please visit www.enginegaming.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contact:

Shannon Devine
MZ North America
Main: 203-741-8811
GAME@mzgroup.us